Exhibit 21.1

Subsidiaries of Registrant

1.	Aquamed Technologies, Inc., a corporation organized under the laws of California (wholly owned).

2.	Oculus Technologies of Mexico, S.A. de C.V., a corporation organized under the laws of Mexico (wholly owned).

3.	Oculus Innovative Sciences Netherlands B.V., a corporation organized under the laws of the Netherlands (wholly owned).

4.	Ruthigen, Inc., a corporation organized under the laws of Delaware (As of March 31, 2015, we owned a minority 34% interest in Ruthigen).